1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 27, 2004	By	/s/ Lora Ho

Lora Ho Vice President & Chief Financial Officer

TSMC 2004 First Quarter Financial Statements

Hsinchu, Taiwan, April 27, 2004 — Taiwan Semiconductor Manufacturing Company appointed Auditor Deloitte & Touche mistakenly uploaded part of TSMC’s financial statements for the first quarter of 2004 on Market Observation Post System of Taiwan Stock Exchange Corporation. Consequently, TSMC announced its financial statements for the first quarter of 2004. Please visit TSMC website at http://www.tsmc.com/tsmcdotcom/ExtIRListingQuarterlyAction.do?action=listByYearAndQuarter&year=2004&

quarter=1

#     #     #

TSMC Spokesperson:

Ms. Lora Ho

Vice President and CFO

Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-666-5028 (O) 886-928-882-607(Mobile) Fax: 886-3-567-0121 E-mail: jhtzeng@tsmc.com	Mr. Jesse Chou Public Affairs Manager, TSMC Tel:886-3-666-5029 (O) 886-932-113-258(Mobile) Fax:03-5670121 E-Mail: jhchoua@tsmc.com	Mr. Richard Chung PR Principal Specialist, TSMC Tel:886-3-666-5038 (O) 886-911-258-751(Mobile) Fax:03-5670121 E-Mail: cychung@tsmc.com

Attachment A

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of March 31, 2004 and December 31, 2003

(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	Mar. 31, 2004			Dec. 31, 2003		Q o Q
ASSETS	USD	NTD	%	NTD	%	Move	Inc(Dec)%
Cash	3,226	106,508	25.3	98,288	24.8	8,220	8.4
Short Term Investment	601	19,829	4.7	12,559	3.2	7,270	57.9
Accounts Receivable	825	27,249	6.5	25,776	6.5	1,473	5.7
Inventories	334	11,015	2.6	10,907	2.8	107	1.0
Other Current Assets	337	11,116	2.6	10,996	2.8	120	1.1

Total Current Assets	5,322	175,717	41.7	158,526	40.0	17,191	10.8

Long Term Investment	1,150	37,978	9.0	37,965	9.6	13	0.0

Fixed Assets	13,859	457,611	108.7	435,801	109.9	21,810	5.0
Less Accumulated Depreciation	(7,925)	(261,678)	(62.2)	(247,514)	(62.4)	(14,164)	5.7

Net Fixed Assets	5,934	195,932	46.5	188,287	47.5	7,646	4.1

Other Assets	346	11,410	2.7	11,638	2.9	(229)	(2.0)

Total Assets	12,751	421,038	100.0	396,417	100.0	24,621	6.2

LIABILITIES
Accounts Payable & Accrued Liabilities	1,002	33,081	7.9	25,538	6.4	7,543	29.5
Current Portion of Bonds Payable	151	5,000	1.2	5,000	1.3	0	0.0

Total Current Liabilities	1,153	38,081	9.0	30,538	7.7	7,543	24.7

Bonds Payable	909	30,000	7.1	30,000	7.6	0	0.0
Other Long Term Liabilities	193	6,370	1.5	6,665	1.7	(294)	(4.4)

Total Liabilities	2,255	74,451	17.7	67,203	17.0	7,249	10.8

SHAREHOLDERS’ EQUITY
Capital Stock	6,138	202,666	48.1	202,666	51.1	0	0.0
Capital Surplus	1,722	56,861	13.5	56,856	14.3	5	0.0
Legal Reserve	630	20,802	4.9	20,802	5.2	0	0.0
Special Reserve	2	69	0.0	69	0.0	0	0.0
Retained Earnings	2,090	69,018	16.4	50,229	12.7	18,789	37.4
Treasury Stock	(64)	(2,102)	(0.5)	(1,633)	(0.4)	(469)	28.7
Cumulated Translation Adjustment	(22)	(728)	(0.2)	225	0.1	(954)	—

Total Equity	10,496	346,586	82.3	329,214	83.0	17,372	5.3

Total Liabilities & Shareholders’ Equity	12,751	421,038	100.0	396,417	100.0	24,621	6.2

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.02 per U.S. dollar at of March 31, 2004.

Attachment B TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD. UNCONSOLIDATED BALANCE SHEET As of March 31, 2004 and 2003 (Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	Mar. 31, 2004			Mar. 31, 2003		YoY
ASSETS	USD	NTD	%	NTD	%	Move	Inc(Dec)%
Cash	3,226	106,508	25.3	67,449	18.6	39,059	57.9
Short Term Investment	601	19,829	4.7	0	0.0	19,829	—
Accounts Receivable	825	27,249	6.5	17,608	4.8	9,641	54.8
Inventories	334	11,015	2.6	10,178	2.8	836	8.2
Other Current Assets	337	11,116	2.6	7,750	2.1	3,366	43.4

Total Current Assets	5,322	175,717	41.7	102,985	28.4	72,732	70.6

Long Term Investment	1,150	37,978	9.0	34,147	9.4	3,832	11.2

Fixed Assets	13,859	457,611	108.7	408,439	112.4	49,172	12.0
Less Accumulated Depreciation	(7,925)	(261,678)	(62.2)	(202,845)	(55.8)	(58,833)	29.0

Net Fixed Assets	5,934	195,932	46.5	205,594	56.6	(9,661)	(4.7)

Other Assets	346	11,410	2.7	20,537	5.7	(9,127)	(44.4)

Total Assets	12,751	421,038	100.0	363,263	100.0	57,775	15.9

LIABILITIES
Accounts Payable & Accrued Liabilities	1,002	33,081	7.9	20,347	5.6	12,734	62.6
Current Portion of Bonds Payable	151	5,000	1.2	0	0.0	5,000	—

Total Current Liabilities	1,153	38,081	9.0	20,347	5.6	17,734	87.2

Bonds Payable	909	30,000	7.1	35,000	9.6	(5,000)	(14.3)
Other Long Term Liabilities	193	6,370	1.5	8,031	2.2	(1,661)	(20.7)

Total Liabilities	2,255	74,451	17.7	63,378	17.4	11,073	17.5

SHAREHOLDERS’ EQUITY
Capital Stock	6,138	202,666	48.1	199,229	54.8	3,437	1.7
Capital Surplus	1,722	56,861	13.5	56,840	15.6	21	0.0
Legal Reserve	630	20,802	4.9	18,641	5.1	2,161	11.6
Special Reserve	2	69	0.0	0	0.0	69	—
Retained Earnings	2,090	69,018	16.4	26,509	7.3	42,509	160.4
Treasury Stock	(64)	(2,102)	(0.5)	(1,923)	(0.5)	(179)	9.3
Unrealized Loss on Long-term Investments	0	0	0.0	(294)	(0.1)	294	—
Cumulated Translation Adjustment	(22)	(728)	(0.2)	883	0.2	(1,611)	—

Total Equity	10,496	346,586	82.3	299,884	82.6	46,702	15.6

Total Liabilities & Shareholders’ Equity	12,751	421,038	100.0	363,263	100.0	57,775	15.9

Note : (1) New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$33.02 per U.S. dollar at of March 31, 2004.

Attachment C

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended March 31, 2004 and 2003

(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2004		% of Sales	1Q 2003(2)	YoY	1Q 2004		% of Sales	4Q 2003	QoQ
	USD	NTD		NTD	Inc(Dec)%	USD	NTD		NTD	Inc(Dec)%
Net Sales	1,718	57,513	100.0	39,325	46.2	1,718	57,513	100.0	57,780	(0.5)
Cost of Sales	(1,039)	(34,784)	(60.5)	(28,939)	20.2	(1,039)	(34,784)	(60.5)	(35,072)	(0.8)

Gross Profit	679	22,729	39.5	10,386	118.8	679	22,729	39.5	22,707	0.1

Operating Expenses
General and Administrative Expenses	(61)	(2,031)	(3.5)	(1,395)	45.6	(61)	(2,031)	(3.5)	(1,765)	15.1
Selling and Marketing Expenses	(9)	(296)	(0.5)	(284)	4.4	(9)	(296)	(0.5)	(261)	13.6
Research and Development Expenses	(85)	(2,861)	(5.0)	(2,512)	13.9	(85)	(2,861)	(5.0)	(4,055)	(29.5)

Total Operating Expenses	(155)	(5,189)	(9.0)	(4,191)	23.8	(155)	(5,189)	(9.0)	(6,082)	(14.7)

Income from Operations	524	17,541	30.5	6,195	183.2	524	17,541	30.5	16,625	5.5

Net Non-operating Income (Expenses)	3	92	0.2	(499)	—	3	92	0.2	(193)	—
Investment Gain (Loss)	24	803	1.4	(1,516)	—	24	803	1.4	1,135	(29.3)

Income before Income Tax	551	18,435	32.1	4,180	341.0	551	18,435	32.1	17,568	4.9

Income Tax Credit (Expenses)	11	354	0.6	178	99.2	11	354	0.6	(1,566)	—

Net Income	561	18,789	32.7	4,358	331.2	561	18,789	32.7	16,002	17.4

Diluted Earnings Per Ordinary Share (2)	0.03	0.93		0.21	342.2	0.03	0.93		0.79	17.4

Earnings Per ADR (3)	0.14	4.64		1.05		0.14	4.64		3.95
Weighted Average Outstanding Shares (‘M) (4)		20,236		20,221			20,236		20,232

Note: (1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD33.47 per U.S. dollar for the first quarter of 2004.
(2)	EPS calculation for 1Q03 is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.
(3)	I ADR equals 5 ordinary shares.
(4)	Total weighted outstanding shares of 20,221,258K shares for 1Q 2003 were retroactively adjusted for stock dividends to shareholders and employees.

Attachment D

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.

UNCONSOLIDATED STATEMENT OF CASH FLOWS

For the Three Months Ended March 31, 2004 and 2003

(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	3 MTHS 2004		3 MTHS 2003
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	561	18,789	4,358
Depreciation & Amortization	451	15,089	15,361
Investment (Income) Loss Recognized by Equity Method	(24)	(803)	1,516
Loss (Gain) on idle assets	0	0	63
Deferred Tax on Investment Tax Credit	(11)	(354)	(307)
Changes in Working Capital & Others	(1)	(20)	(862)

Net Cash Provided from Operating Activities	977	32,702	20,129

Cash Flows from Investing Activities:
Increase in Short-Term Investments	(217)	(7,270)	0
Acquisition of Fixed Assets	(489)	(16,351)	(9,053)
Proceeds from Disposal of Properties	2	68	42
Decrease in Deposit out	5	151	65
Increase in Long-Term Investments	(5)	(168)	(1,011)
Increase in Deferred Assets	(10)	(327)	(360)

Net Cash Used in Investing Activities	(714)	(23,897)	(10,317)

Cash Flows from Financing Activities:
Decrease in Bonds Payable	0	0	(4,000)
Decrease in Guarantee Deposits & Others	(3)	(107)	(19)
Increase in Treasury Stocks	(14)	(477)	0

Net Cash Used in Financing Activities	(17)	(584)	(4,019)

Net Increase in Cash and Cash Equivalents	246	8,220	5,793

Cash and Cash Equivalents at Beginning of Period	2,937	98,288	61,657

Cash and Cash Equivalents at End of Period	3,182	106,508	67,449

Note: New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD33.47 per U.S. dollar, the weighted average exchange rate for the first quarter of 2004.